One 4 Art Limited

592 Moosehead Trail,

Newport, ME 04953

207-351-7543

March 28, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, DC 20549

Attn :	Jeffrey Gordon
Anne McConnell

Re: One 4 Art Limited

Form 10-K for the Year Ended November 30, 2021

Filed March 8, 2022

File No. 333-179765

Dear Mr. Gordon and Ms. McConnell,

We are filing an Amendment No. 1 to the Form 10-K for the year ended November 30, 2021, in response to your recent review letter addressed to David Lazar, Chief Executive Officer of One 4 Art Limited (the “Company”), dated March 17, 2022 (the “SEC Letter”). This response letter, along with the amended 10-K, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10-K for the Year Ended November 30, 2021

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 13

1.	We note you do not disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of November 30, 2021. Please be advised that all annual and quarterly filings are required to include a conclusion as to whether disclosure controls and procedures are effective or not effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

We have updated our disclosure and have concluded that our disclosure controls were not effective as of November 30, 2021.

Management’s Report on Internal Control over Financial Reporting, page 13

2.	Please disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

We have updated our disclosure to identify the framework we used to evaluate the effectiveness of internal control over financial reporting and disclosure controls and procedures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

3.	Since you do not appear to be an emerging growth company, please advise your auditor that they should revise their audit report to address Critical Audit Matters, even if none were identified, as required by AS 3101.

A revised audit report is now included in our amended filing.

Very truly yours,

/s/ David Lazar

David Lazar